Exhibit 99.1

WIX ANNOUNCES APPOINTMENT OF DEIRDRE BIGLEY TO ITS BOARD OF DIRECTORS

NEW YORK, November 9, 2017 -- Wix.com Ltd. (Nasdaq: WIX), a leading cloud-based web development platform, announced today the appointment of Ms. Deirdre Bigley to its board of directors.
“We are delighted to welcome Deirdre to our board of directors,” said Avishai Abrahami, Co-founder and CEO of Wix. “Deirdre is a seasoned executive who has gained a wealth of knowledge and expertise in marketing to a global audience. We are fortunate to add a new member with Deirdre’s background, and we all look forward to working with her.”

Ms. Bigley currently serves as Chief Marketing Officer of Bloomberg, L.P., a global business and financial information and news leader, which she joined in 2009. Prior to joining Bloomberg, Ms. Bigley spent thirteen years at IBM, where she held several executive positions, including Vice President of Worldwide Advertising and Interactive, and Vice President of Worldwide Brand. Ms. Bigley currently serves as a member of the board of directors of Shutterstock, Inc., a global provider of commercial imagery and music. She also serves as a member of the board of directors of the Ad Council and as a member of the board of directors of the Business Marketing Association. Ms. Bigley holds a Bachelor of Arts degree in English Literature from West Chester University.

About Wix.com Ltd.
 Wix is leading the way with a cloud-based development platform for over 116 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, a highly curated App Market, and Wix Code enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, Berlin, Dnipro, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo and Vilnius.

Investor Relations:
Maggie O'Donnell
ir@wix.com
415-223-2624

Media Relations:
Vivian Hernandez
pr@wix.com
415-517-6539